UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                          Doughtie's Foods, Inc.
                            (Name of Issuer)

                      Common Stock, $1.00 par value
                      (Title of Class of Securities)

                               258715101
                             (CUSIP Number)

                             Roger L. Boeve
                      Performance Food Group Company
                      6800 Paragon Place, Suite 500
                        Richmond, Virginia 23707
                            (804) 285-7340
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                      May 14, 1998; June 11, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following box [].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



(1)	Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Persons

        Performance Food Group Company; 54-0402940

(2)     Check the Appropriate Box if a Member of a Group*       (a) []
                                                                (b) []

(3)	SEC Use Only


(4)	Source of Funds*

        AF

(5)	Check Box if a Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)      []

(6)	Citizenship or Place of Organization

        Tennessee

NUMBER OF SHARES     (7)   Sole Voting Power
BENEFICIALLY OWNED         110,750
BY EACH REPORTING
PERSON WITH          (8)   Shared Voting Power

                     (9)   Sole Dispositive Power
                           110,750

                    (10)   Shared Dispositive Power


(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

        110,750

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
        []


(13)	Percent of Class Represented by Amount in Row (11)

        7.4%

(14)	Type of Reporting Person*

        CO
_______________________________________________________________________________
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introductory Note: This Schedule 13D is being filed late because of incorrect information as to the number of the Company's shares of Common Stock outstanding furnished to the filing person by the broker-dealer that assisted the filing person in making the purchases described herein. This filing also includes information with respect to a recent purchase that would have been required to be reported in an amendment.
 This information is timely filed.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Common Stock"), of Doughtie's Foods, Inc., a Virginia corporation (the "Company"), which has its principal executive offices at 2410 Wesley Street, Portsmouth, Virginia 23707.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule is being filed on behalf of Performance Food
Group Company ("PFG"), a Tennessee corporation engaged in the foodservice distribution business.

PFG's principal business address is 6800 Paragon Place, Suite
500, Richmond, Virginia 23230. Information with respect to the executive officers and directors of PFG is incorporated herein by reference to its Annual Report on Form 10-K for the year ended
December 27, 1997. During the last five years, none of PFG, its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); and none of PFG, its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price for the 110,750 shares of Common Stock (the
"Shares") beneficially owned by PFG was funded from PFG's working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

The Shares were acquired by PFG for the purpose of investment.
 The Company is a customer of PFG's subsidiary that provides procurement and merchandising services. PFG has a very high regard for the Company's management and has held discussions from time to time with the Company's management regarding the Company, and anticipates that it will continue to have these discussions with the Company's management in the future. Because PFG inadvertently purchased more than five percent of the outstanding Common Stock, in addition to the information set forth below, PFG may sell a sufficient number of shares of Common Stock to reduce its holdings below five percent.

In the ordinary course of its business, PFG from time to time reviews the performance of its investments and considers possible strategies for enhancing value. As part of its review of its investment in the Shares, PFG may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above. There is no assurance that PFG will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which PFG may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions.

Except as set forth above, PFG has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The following table sets forth information with respect to the shares of Common
Stock beneficially owned by PFG. PFG has sole voting and investment power with respect to the Shares.



Name                              Number of Shares       Percent of
                                                         Outstanding(1)

Performance Food Group Company            110,750            7.4%
____________

(1)	Computed on the basis of 1,495,023 shares outstanding as of March
28, 1998, as reported in the Company's Quarterly Report on Form
10-Q for the quarter period ended March 28, 1998.

(c)	PFG has effected the following open-market transactions
in the Common Stock in the past 60 days:

Date             Transaction                   Cost Per Share

03/27/98        Purchased 10,000 shares            $6.70

05/05/98        Purchased 12,000 shares             7.82

05/12/98        Purchased 15,000 shares             7.82

05/14/98        Purchased 12,000 shares             7.82

06/11/98        Purchased 30,000 shares	            7.38

(d)	No person other than PFG has the right to receive or
power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS,UNDERSTANDINGS OR RELATION-SHIPS WITH
        RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between PFG and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         PERFORMANCE FOOD GROUP COMPANY


                         By: /s/ Roger L. Boeve
                                 Roger L. Boeve
                                 Executive Vice President and Chief
                                 Financial Officer

Dated:  June 15, 1998